EXHIBIT 3

SUPPORT AGREEMENT AND IRREVOCABLE PROXY

Exhibit E to Asset Purchase Agreement

SUPPORT AGREEMENT AND IRREVOCABLE PROXY

THIS SUPPORT AGREEMENT AND IRREVOCABLE PROXY, dated as of October 13, 2005 (this “Agreement”), is entered into by and between PECO II, Inc., an Ohio corporation (the “Company”), Delta Products Corporation, a California corporation (“Seller”) and each of the persons listed on Exhibit A hereto (each a “Significant Holder” and collectively the “Significant Holders”).

RECITALS

WHEREAS, immediately prior to the execution of this Agreement, the Company and Seller entered into an Asset Purchase Agreement of even date herewith (as such agreement may hereafter be amended from time to time, the “Asset Agreement”), a copy of which is attached hereto as Exhibit B, pursuant to which the Company will purchase from Seller the Business Assets and assume the Assumed Liabilities (each as defined in the Asset Agreement) in exchange for a certain number of shares of the Company’s common stock and a warrant to purchase additional shares of the Company’s common stock;

WHEREAS, each Significant Holder beneficially owns that number of shares of common stock, no par value, of the Company set forth opposite such Significant Holder’s name on Exhibit A hereto (such shares, together with any other voting securities of the Company beneficially owned (as defined below) by such Significant Holder, whether heretofore or hereafter acquired, the “Company Shares”);

WHEREAS, as an inducement and a condition to entering into the Asset Agreement, the Company and Seller have requested that each Significant Holder agree, and each Significant Holder hereby does agree, to enter into this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

10. Definitions.

(a) “Issuance Proposal” means the Company’s issuance of the Shares, the Warrant and the Warrant Shares (each as defined in the Asset Agreement) to Seller in accordance with the terms of the Asset Agreement.

(b) “Opt-Out Proposal” means the amendment to Buyer’s Code of Regulations to opt-out of the Ohio Control Share Acquisition Act.

(c) “Acquisition Proposal” means, with respect to the Company, any offer or proposal or public announcement of a proposal or plan, relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its subsidiaries, directly or indirectly, or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its subsidiaries, directly or indirectly, or any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries or (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company (including its subsidiaries taken as a whole); provided however that the transactions contemplated by the Asset Agreement shall not be deemed to constitute an Acquisition Proposal.

(d) All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Asset Agreement.

11. Voting Agreement.

(a) Each Significant Holder hereby agrees with the Company and Seller that, at any meeting of the Company’s shareholders, however called (including at any adjournment or postponement thereof) and in any consensual action by the Company’s shareholders, each Significant Holder shall vote the Company Shares beneficially owned by such Significant Holder, whether heretofore owned or hereafter acquired: (i) in favor of the Opt-Out Proposal, the Issuance Proposal and the other transactions contemplated by the Asset Agreement and in favor of any other matter that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Asset Agreement; and (ii) against (a) any Acquisition Proposal, (b) any change in a majority of the individuals who, as of the date hereof, constitute the Company’s board of directors (a “Change in Directors”), or (c) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the consummation of the transactions contemplated by the Asset Agreement (an “Adverse Transaction”). Each Significant Holder shall not enter into any agreement or understanding with any Person the effect of which would be violative of the provisions and agreements contained herein.

(b) For purposes of this Agreement, a Significant Holder shall be deemed to “beneficially own” or to have acquired “beneficial ownership” of a security if such Significant Holder directly or indirectly has such ownership, control or power to (i) vote or direct the voting with respect to such security, or (ii) dispose or to direct the disposition of such security. Company Shares beneficially owned by any Significant Holder shall include securities beneficially owned by all other Persons with whom a Significant Holder would constitute a “group” as within the meaning of Section 13(d)(3) of the Exchange Act, other than parties to this Agreement.

12. Irrevocable Proxy.

(a) Each Significant Holder hereby irrevocably (to the fullest extent permitted by applicable Law) constitutes and appoints Seller, which shall act by and through Austin Tseng and Yao C.H. Chou (each, a “Proxy Holder”), or either of them, with full power of substitution and resubstitution, as its true and lawful proxy and sole attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company’s shareholders and in any consensual action by the Company’s shareholders, and to exercise all other voting and related rights with respect to (to the full extent that such Significant Holder is entitled to do so), all Company Shares beneficially owned by such Significant Holder as of the date of such meeting or the taking of any action: (i) in favor of the approval of the Opt-Out Proposal, the Issuance Proposal and the other transactions contemplated by the Asset Agreement and in favor of any other matter that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Asset Agreement, and (ii) against any Acquisition Proposal, Change in Directors or Adverse Transaction. Such proxy shall be limited strictly to the power to vote the Company Shares in the manner set forth in the preceding sentence and shall not extend to any other matters.

(a) The proxy and power of attorney granted herein shall be irrevocable (to the fullest extent permitted by applicable Law) during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and, upon execution of this Agreement, shall revoke all prior proxies granted by any Significant Holder that conflict with the proxy granted herein. Significant Holder shall not grant any proxy to any Person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of any Significant Holder.

(b) If any Significant Holder fails for any reason to vote his or her Company Shares in accordance with the requirements of Section 2(a) hereof, then the Proxy Holder shall have the right to vote the Company Shares in accordance with the provisions of this Section 3. The vote of the Proxy Holder shall control in any conflict between his or her vote of such Company Shares and a vote by any Significant Holder of such Company Shares.

13. Director and Officer Matters Excluded. Each of the Company and Seller hereby acknowledges and agrees that no provision of this Agreement shall limit or otherwise restrict any Significant Holder with respect to any act or omission that such Significant Holder may undertake or authorize in his or her capacity as a director or officer of the Company, including, without limitation, any board vote that such Significant Holder may make as a director of the Company with respect to any matter presented to the Company.

14. Other Covenants, Representations and Warranties. Each Significant Holder hereby severally and not jointly represents and warrants to the Company and Seller as follows:

(a) Ownership of Company Shares. As of the date hereof, each Significant Holder is the beneficial owner of the number of Company Shares set forth opposite such Significant Holder’s name on Exhibit A hereto (representing all Company Shares beneficially owned by such Significant Holder), which Company Shares are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or any other encumbrances. With respect to each Significant Holder, Exhibit A also sets forth all options, warrants and other derivative securities convertible into or exercisable for shares of Company capital stock held by such Significant Holder as of the date hereof.

(b) Power; Binding Agreement. Each Significant Holder has sole voting power with respect to the matters set forth in Section 2(a) hereof with respect to all of his or her Company Shares—except in the cases of shared voting power noted in Exhibit A—with no limitations, qualifications or restrictions on such rights. Each Significant Holder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by such Significant Holder will not violate any agreement or any court order to which such Significant Holder is a party or is subject including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by each Significant Holder.

(c) Restriction on Transfer, Proxies and Non-Interference. Except as expressly contemplated by this Agreement, the Significant Holders shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (any of the foregoing, a “Transfer”), any or all of the Company Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Company Shares into a voting trust or enter into a voting agreement, in any such case that conflicts with Significant Holder’s obligations hereunder, with respect to any Company Shares; or (iii) take any action that would make any representation or warranty of such Significant Holder contained herein untrue or incorrect or have the effect of preventing or disabling Significant Holder from performing any of Significant Holder’s obligations under this Agreement.

(d) Permitted Transfers. Notwithstanding Section 5(c), each Significant Holder shall have the right to Transfer Company Shares (x) to the extent the transferee shall, as a condition to such transfer, execute an agreement to be bound by the terms and conditions of this Agreement, which agreement must be countersigned and accepted by each of the Company and Seller, or (y) pursuant to the terms of a Rule 10b5-1 trading plan adopted prior to the date of this Agreement.

(e) Stop Transfer. Each Significant Holder hereby covenants to the Company and Seller that such Significant Holder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Company Shares, unless such transfer is made in accordance with the terms of this Agreement.

(f) Quorum. Each Significant Holder further agrees that at any meeting of the Company shareholders, such holder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Company Shares to be counted as present thereat for purposes of establishing a quorum.

(g) Disclosure. Each Significant Holder agrees to permit Company and Seller to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Company or

Seller, in its sole discretion, determines to be necessary or desirable in connection with the transactions contemplated by the Asset Agreement, such Significant Holder’s identity and beneficial ownership of Company Shares and the nature of such Significant Holder’s commitments, arrangements and understandings under this Agreement.

(h) Reliance by the Company and Seller. Each Significant Holder understands and acknowledges that the Company and Seller are entering into the Asset Agreement in reliance upon Significant Holder’s execution and delivery of this Agreement and the accuracy of the representations and warranties made by such Significant Holder herein.

15. Company Shares. In the event of a stock dividend or distribution, or any change in the Company capital stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Company Shares” shall be deemed to refer to and include the Company Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Company Shares may be changed or exchanged. If so requested by Seller, Significant Holder agrees that the Company Shares shall bear a legend stating that such Company Shares are subject to this Agreement.

16. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the termination of the Asset Agreement in accordance with its terms; provided, however, that in the event the Asset Purchase Agreement is terminated by Buyer pursuant to Section 7.1(g) thereof, this Agreement shall remain in full force and effect for a period of six (6) months following the date of any such termination, and (b) the Closing Date. Upon the termination of this Agreement, this Agreement shall forthwith become null and void, and there shall be no liability on the part of any party hereto, except (i) that the provisions of this Section 7 and the provisions of Section 9 shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

17. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Seller any direct or indirect ownership of any Company Shares. All rights, ownership and economic benefits of and relating to the Company Shares shall remain vested in and belong to the respective Significant Holder.

18. Miscellaneous.

(a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) Certain Events. Each Significant Holder agrees that this Agreement and the obligations hereunder shall attach to the Company Shares and shall be binding upon any Person to which legal or beneficial ownership of any Company Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of Company Shares, the transferor shall remain liable for the performance of all of its obligations under this Agreement.

(c) Assignment. With respect to any Significant Holder, this Agreement shall not be assigned by operation of law or otherwise without the prior written consent of Seller; and with respect to the Company and Seller, this Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided, however, that Seller may, in its sole discretion, assign its rights and obligations hereunder to any affiliate of Seller. Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon and insure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

(e) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (x) three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (y) one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service or (y) on the date sent after transmission by facsimile with written confirmation, in each case to the intended recipient as set forth below:

If to a Significant Holder:	To the address set forth beneath such Significant Holder’s name on Exhibit A hereto.

If to the Company:	PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833
Telecopier: (419) 468-9164
Attention: President & Chief Executive Officer

with a copy to:

Porter Wright Morris & Arthur LLP
Hungtinton Center
41 South High Street
Columbus, OH 43215-6194
Fax: 614-227-2100
Attention: Curtis A. Loveland

If to Seller:	Delta Products Corporation
4405 Cushing Pkwy.
Fremont, CA 94538-6475
Telecopier: 510-498-8879
Attention: Yao C.H. Chou

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
Fax: (650) 493-6811
Attention: Aaron J. Alter, Esq.

Any party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The parties shall use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Further Assurances. From time to time, at the other party’s reasonable request and without further consideration, each Significant Holder shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to effect or enforce, in the most expeditious manner practicable, the transactions contemplated by and rights granted under this Agreement.

(h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

(k) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(l) Company Stop Transfer Agreement. The Company hereby acknowledges the restrictions on transfer of the Company Shares contained in Section 5(c) hereof. The Company agrees not to register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Company Shares, unless such transfer is made pursuant to and in compliance with this Agreement. The Company further agrees to instruct its transfer agent not to transfer any certificate or uncertificated interest representing any Company Shares until (i) such transfer agent has received Seller’s consent to such a transfer or (ii) this Agreement has been terminated pursuant to Section 7 hereof.

(m) Exclusive Jurisdiction. With respect to any matter based upon or arising out of this Agreement or the transactions contemplated hereby that seeks temporary or injunctive relief or specific performance, each party (a) irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of Delaware located in New Castle County, (b) agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons, (c) waives the defense of an inconvenient forum and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process, and (d) agrees that a final judgment in such legal proceeding shall be final, binding and enforceable in any court of competent jurisdiction. Each party agrees not to commence any legal proceedings subject to this Section 9(m) except in such courts.

(n) Binding Arbitration.

(i) Each party irrevocably agrees and acknowledges that, subject only to Section 9(m) above, any claim, dispute, controversy or other matter based upon, arising out of or relating to this Agreement or the transactions contemplated hereby, including (i) as to the existence, validity, enforceability or interpretation of any such claim, (ii) the performance, breach, waiver or termination of any provision in dispute, (iii) any such claim in tort, or (iv) any such claim raising questions of law, in each case, whether arising before or after termination of this Agreement (each a “Disputed Claim”), shall be resolved, as between the parties, exclusively and solely by binding arbitration in accordance with Section 9(n)(ii).

(ii) Any Disputed Claim shall be resolved exclusively and solely by binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”) and in accordance with the following: (a) there shall be three (3) arbitrators, one of whom shall be a member of the American College of Trial Lawyers (who shall chair the arbitration panel) and one of whom shall be a certified public accountant; (b) the arbitration shall take place in Wilmington, Delaware, and in no other place; (c) the arbitration shall be conducted in accordance with the procedural laws of the U.S. Federal Arbitration Act, to the extent not inconsistent with the Rules or this Section 9(n)(ii); (d) subject to legal privileges, each party shall be entitled to conduct discovery in accordance with the

Federal Rules of Civil Procedure; (e) at the arbitration hearing, each party shall be permitted to make written and oral presentations to the arbitration panel, to present testimony and written evidence and to examine witnesses; (f) the arbitration panel shall have the power to grant temporary or permanent injunctive relief and to order specific performance; (g) the arbitration panel shall have the power to order either party to pay, or to allocate between the parties, the fees and expenses of the arbitrators and of the American Arbitration Association and to order either party to pay all or a portion of the other party’s attorneys’ fees and expenses incurred in connection with a Disputed Claim and the arbitration; and (h) the arbitration panel shall issue a written decision explaining the bases for the final ruling, and such decision shall be final and binding on the parties hereto, and not subject to appeal, and enforceable in any court of competent jurisdiction.

(o) Other Remedies; Specific Performance.

(i) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(ii) Specific Performance. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company, Seller and each Significant Holder have caused this Support Agreement and Irrevocable Proxy to be duly executed as of the day and year first above written.

PECO II, INC.,
an Ohio corporation

By:	/s/ John G. Heindel
Name:	John G. Heindel
Title:	President & Chief Executive Officer

DELTA PRODUCTS CORPORATION,
a California corporation

By:	/s/ M.S. Huang
Name:	M.S. Huang
Title:	President

[Signature Page to Support Agreement]

SIGNIFICANT HOLDERS:

/s/ Matthew P. Smith
Matthew P. Smith

/s/ Linda H. Smith
Linda H. Smith

/s/ Matthew P. Smith
Ashwood I, LLC
By: Matthew P. Smith

/s/ Matthew P. Smith
Ashwood II, LLC
By: Matthew P. Smith

/s/ James L. Green
Green Family Trust 03/16/1995,
James L. Green, Co- Trustee

/s/ M. Janet Green
Green Family Trust 03/16/1995,
M. Janet Green, Co-Trustee

/s/ James L. Green
Jim Green & Mary Green TR UA 05/09/01
Green Charitable Trust,
James L. Green, Co-Trustee

/s/ M. Janet Green
Jim Green & Mary Green TR UA 05/09/01
Green Charitable Trust,
M. Janet Green, Co-Trustee

[Signature Page to Support Agreement]

Exhibit A

SIGNIFICANT HOLDERS

Name	Company Shares Beneficially Owned	Rights to acquire shares of Company capital stock
Matthew P. Smith c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	183,407	-76,907 exercisable options-

Matthew P. Smith and Linda H. Smith c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	1,441,950 (shared voting)	-0-

Ashwood I, LLC ATTN: Matthew P. Smith c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	1,000,000 (shared voting)	-0-

Ashwood II, LLC ATTN: Matthew P. Smith c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	500,000 (shared voting)	-0-

Green Family Trust 03/16/1995, James L. Green and M. Janet Green, Trustees c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	2,177,200 (shared voting)	-0-

Jim Green & Mary Green TR UA 05/09/01 Green Charitable Trust c/o PECO II, Inc. 1376 State Route 598 Galion, Ohio 44833	75,000 (shared voting)	-0-

Exhibit B

ASSET PURCHASE AGREEMENT